UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Under Armour, Inc.

(Name of Issuer)

Class A Common Stock, $0.0003-1/3 par value per share

(Title of Class of Securities)

904311107

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904311107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rosewood Capital IV, L.P. 22-3707169

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,371,403

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,371,403

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,371,403

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.65%*

12.	Type of Reporting Person (See Instructions) PN

* The calculation is based on a total of 31,649,235 shares of Class A Common Stock outstanding as calculated by adding (i) 31,176,651 shares of Class A Common Stock to be outstanding after the Issuer’s initial public offering as reported by the Issuer in its Prospectus filed with the Securities and Exchange Commission on November 18, 2005, and (ii) 472,584 shares of Class A Common Stock issued by the Issuer from November 18, 2005 through February 14, 2006 upon the exercise of employee stock options as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2006.  This calculation does not include 15,200,000 shares of outstanding Class B Common Stock of the Issuer, which is not held by the Reporting Persons, which may be converted at the option of the holder into shares of the Issuer's Class A Common Stock. Assuming the conversion of all 15,200,000 shares of Class B Common Stock, the Reporting Person's holdings would represent approximately 7.19% of the Issuer's Class A Common Stock.

CUSIP No. 904311107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rosewood Capital Associates IV, L.L.C. 22-3707171

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,624,165*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,624,165*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,624,165*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.45%**

12.	Type of Reporting Person (See Instructions) OO

*  Rosewood Capital IV, L.P. (“Rosewood Capital”) holds 3,371,403 shares of Class A Common Stock and Rosewood Capital IV Associates, L.P. (“Rosewood Associates”) holds 252,762 shares of Class A Common Stock.  Rosewood Capital Associates IV, L.L.C. is the general partner of Rosewood Capital and Rosewood Associates.

** The calculation is based on a total of 31,649,235 shares of Class A Common Stock outstanding as calculated by adding (i) 31,176,651 shares of Class A Common Stock to be outstanding after the Issuer’s initial public offering as reported by the Issuer in its Prospectus filed with the Securities and Exchange Commission on November 18, 2005, and (ii) 472,584 shares of Class A Common Stock issued by the Issuer from November 18, 2005 through February 14, 2006 upon the exercise of employee stock options as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2006.  This calculation does not include 15,200,000 shares of outstanding Class B Common Stock of the Issuer, which is not held by the Reporting Persons, which may be converted at the option of the holder into shares of the Issuer's Class A Common Stock. Assuming the conversion of all 15,200,000 shares of Class B Common Stock, the Reporting Person's holdings would represent approximately 7.73% of the Issuer's Class A Common Stock.

Item 1.
	(a)	Name of Issuer Under Armour, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1020 Hull Street, 3rd Floor, Baltimore, MD 21230.

Item 2.
	(a)	Name of Person Filing Rosewood Capital IV, L.P. and Rosewood Capital Associates IV, L.L.C.
	(b)	Address of Principal Business Office or, if none, Residence One Maritime Plaza #1401, San Francisco, CA 94111
	(c)	Citizenship See the responses to Item 4 on the attached cover pages.
	(d)	Title of Class of Securities Class A Common Stock, $0.0003-1/3 par value per share
	(e)	CUSIP Number 904311107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

[remainder of page intentionally blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: March 1, 2006

ROSEWOOD CAPITAL IV, L.P.

By:	Rosewood Capital Associates IV, L.L.C.
Its:	General Partner

By	/s/ Kevin Reilly
Name: Kevin Reilly
Title: Managing Member

ROSEWOOD CAPITAL ASSOCIATES IV, L.L.C.

By	/s/ Kevin Reilly
Name: Kevin Reilly
Title: Managing Member

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed, on behalf of each of us, and that this Agreement be included as an exhibit to such statement.

DATED: March 1, 2006

ROSEWOOD CAPITAL IV, L.P.

By:	Rosewood Capital Associates IV, L.L.C.
Its:	General Partner

By	/s/ Kevin Reilly
Name: Kevin Reilly
Title: Managing Member

ROSEWOOD CAPITAL ASSOCIATES IV, L.L.C.

By	/s/ Kevin Reilly
Name: Kevin Reilly
Title: Managing Member